UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 8, 2014**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa   **50309-3023**
(Address of principal executive offices)   (Zip Code)

(515) 284-3000
(Registrant's telephone number,
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

Meredith Corporation (the Company) presented at the Jefferies 2014 Global Technology, Media and Telecom Conference on May 8, 2014. Chief Executive Officer Stephen M. Lacy and Chief Financial Officer Joseph Ceryanec discussed Company developments and responded to questions. The slide presentation is attached as an exhibit. An audio archive of the presentation will be accessible to the public on the Company's website, meredith.com. The audio archive will remain there through June 8, 2014.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

99   Slide presentation at the Jefferies Global Technology, Media and Telecom Conference on May 8, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

_____

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: May 8, 2014

Index to Exhibits

Exhibit Number	Item
99	Slide presentation at the Jefferies Global Technology, Media and Telecom Conference on May 8, 2014.



Jefferies 2014 Global Technology, Media and Telecom Conference
Miami
May 2014

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company's revenue and earnings per share outlook.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Agenda

- ❖ **Meredith Overview**

- ❖ National Media Group Growth Strategies

- ❖ Local Media Group Growth Strategies

- ❖ Financial Strategy



Meredith at a Glance

National Media Group
$1.1 billion

- 100 million audience
- 50 million web visitors
- Growing licensing business
- Leading full-service marketer

Better Homes and Gardens · FamilyFun · FamilyCircle · Parents · american baby · fitness Mind, Body + Spirit · EatingWell · allrecipes.com · mxm

Local Media Group
$400 million

- 13 TV stations reaching over 10% of U.S.
- Closing 2 recent acquisitions in Phoenix
- Growing retransmission revenues
- 60 million page views

THE CW6 · 3 · Atlanta cbsatlanta.com · 4 KMOV · FOX CAROLINA www.foxcarolina.com · Better Show



Our National Media Group Reaches 100 Million American Women



YOUNG ADULTS
18M

YOUNG FAMILIES
12M

ESTABLISHED FAMILIES
26M

WOMEN OF WORTH
19M

Pursuing Three Parallel Paths

❖ Organically grow **existing businesses**

❖ Continue as **industry consolidator** in print & related media

❖ Aggressively grow our **local television station group**



Aggressive Execution of Vision

Enhancing Brand Vitality


allrecipes

Better Homes and Gardens REAL ESTATE

Walmart



Embracing New Platforms




Better Homes and Gardens

show Better

Innovative Marketing

meredith SALES GUARANTEE
analytics by nielsen

HIGHEST RATED MEDIA Advertiser Perceptions

mxm

Strategic Acquisitions

allrecipes.com


FamilyFun
EatingWell
EveryDay

THE CW6

4 KMOV

3

Agenda

❖ Meredith Overview

❖ National Media Group Growth Strategies

❖ Local Media Group Growth Strategies

❖ Total Shareholder Return



National Media Growth Strategies

❖ Keep our **creative vibrant and relevant**

❖ Prove the **effectiveness of magazine advertising**

❖ Increase **consumer revenue**

❖ Expand our **digital business**

❖ Aggressively pursue **consolidation**



Keep our Creative Vibrant and Relevant



70% Growth

116

68

2001   2014

Adult Readership in Millions

Source: MRI

#s in millions












10

Prove Effectiveness of Magazine Advertising

❖ **Meredith Sales Guarantee**



- Over 30 brands

- Average sales lift = +9%

- Average ROI = $7.81

   

   



Meredith Ranked No. 1 by Advertisers

❖ Meredith ranked "Highest Rated Media Company" by Advertiser Perceptions for 2013

❖ Thirty media companies were analyzed

❖ Rankings based on brand strength, sales knowledge, customer service, and advertiser satisfaction

❖ Previous winners:

    2012: Google

    2011: ABC

    2010: Meredith





PIB Advertising Revenues

Calendar Year	Meredith Share vs. Comp. Set	Meredith Share vs. Industry
2008	34.3%	9.4%
2009	37.8%	12.1%
2010	36.3%	11.9%
2011	34.8%	10.6%
2012	37.9%	11.3%
2013	**38.2%**	**11.1%**

Source: Publishers Information Bureau



13

Increase Consumer Revenue

❖ Move consumers to credit card auto renewal

❖ Increase price points for subscriptions

❖ Bundle subscriptions with premium services at a higher cost

❖ Increase online subscription acquisition and renewal

❖ Encourage tablet adoption



Growing Brand Licensing Activities











MDVIP
10 Ways to Sneak In a Workout
fitness
1,500-Calorie Level

Digital syndication

Better for less
Better Homes and Gardens Products
Only at Walmart
Get the Better Homes and Gardens look in every room of your house with our editor-inspired pieces.
Walmart
Save money. Live better.

Retail products

Furniture

meredith
brand licensing

Floral arrangements

Better Homes and Gardens
父母世界 Parents
Наш домашний

International media licensing





Better Homes and Gardens
REAL ESTATE

Real Estate



Expanding Our Digital Business

55 Million Monthly Unique Visitors

















FOOD

allrecipes.com
Recipe.com
EatingWell
EveryDay

38 Million

HOME

Better Homes and Gardens
WIN DECOR PRIZES!
Midwest Living
Watch: How to Arrange
TRADITIONAL HOM

12 Million

MOMS

Parents
FamilyFun Magazine
American Baby Magazine
parenting
babytalk
FamilyCircle
Bailey

12 Million

LIFESTYLE

divine caroline
fitness
FULL YEAR
Journal
Born with It
MORE

6 Million

Results include visitors to multiple categories.
Source: comScore Multiplatform, Oct. – Dec. 2013



National Media Group Summary

- Investing to keep our **brands relevant and grow consumer connection**
- Proving magazine advertising effectiveness with **Meredith Sales Guarantee**
- Implementing circulation, licensing and commerce strategies to **increase consumer-generated revenues**
- **Expanding our digital business** including online, mobile, video, social
- Aggressively pursuing **industry consolidation.**

















BOOST YOUR ENERGY
fitness
FLAT ABS!

Parents

FamilyCircle

EatingWell
43
RED-HOT & DELICIOUS

allrecipes.com
Search
RECIPE BOX
SHOPPING LISTS
MENU
How to Make Buttermilk Fried Chicken Chef John's buttermilk fried chicken is impossibly crispy and tasty. »
PHOTO BY: Dixie'sMom

EveryDay
with Rachael Ray
44 QUICK WEEKNIGHT MEALS
BACKYARD PARTY

FamilyFun
creativity begins at home

Agenda

❖ Meredith Overview

❖ National Media Group Growth Strategies

❖ Local Media Group Growth Strategies

❖ Financial Strategy



Vibrant Television Station Group



* Portland
(FOX + MYTV)
PDX TV
FOX 12 OREGON
Las Vegas
(FOX)
FOX 5 KVVU-TV
*
CBS 5
* Phoenix
(CBS, Independent, CW)
3
THE CW6
Kansas City
(CBS + MYTV)
KCTV 5
KCTV5.com
ksmotv
4 KMOV
St. Louis
(CBS)
WNEM
wnem.com
Saginaw
(CBS)
3 SPRINGFIELD
3 wfsb.com
Springfield (CBS)
Hartford (CBS)
Nashville
(NBC)
4 HD
FOX CAROLINA
* Greenville
(FOX)
Atlanta
cbsatlanta.com
Peachtree TV
Atlanta
(CBS + WPCH)

19

Strong Broadcast Financial Performance

Revenues



$376
$322
$275

2009   2011   2013

$ in millions

Operating Profit



$126
$89
$43

2009   2011   2013

$ in millions



Local Media Group Growth Strategies

❖ Grow **advertising** revenues

❖ Increase **retransmission** revenues

❖ Embrace digital and **new platforms**

❖ Expand **portfolio** of television stations



Grow Advertising Revenues



$257

$24

$233

FY09

$291

$35

$256

FY11

$308

$39

$269

FY13

#s in millions

■ Non-political advertising   ■ Political advertising



Television Advertising Performance vs. Industry

Calendar	Meredith	Industry	Meredith vs. Industry (Pct. Pts.)
2008*	(5)%	(11)%	+6
2009	(22)%	(22)%	0
2010*	25%	23%	+2
2011	(7)%	(9)%	+2
2012*	13%	15%	(2)
2013	(14)%	(16)%	+2

Year-over-year change; Total ad revenues
*Source: Television Bureau of Advertising;   * Political Year*



Increase Retransmission Revenues

Network Affiliation (Market)	Renewal Date
CBS	
Hartford/Springfield	**April, 2016**
St. Louis	**December, 2016**
Atlanta, Phoenix, Kansas City, Flint/Saginaw	**August, 2017**
<u>**FOX**</u> (Portland, Las Vegas, Greenville)	**December, 2017**
<u>**NBC**</u> (Nashville)	**December, 2017**



Embrace Digital and New Platforms



Annual Website Page Views



410	430	560	650	1 Billion
FY09	FY10	FY11	FY12	FY13

#s in millions



The Better Show

❖ Lifestyle program syndicated in 160 markets

❖ Renewed for 8th season

❖ Distributed on the Hallmark Channel

❖ Syndication fee plus added exposure

Custom Video Creation

❖ Significant native advertising with K-Mart and Mohawk Carpet



Expanding Our Portfolio of Television Stations

St. Louis: Market 21



- ❖ KMOV is a strong CBS affiliate
- ❖ Ranks #1 in midday, evening and late news

Phoenix: Market 12





- ❖ KTVK is a powerful independent station
- ❖ Produces the most local news in Arizona
- ❖ KASW is one of leading CW affiliates in nation
- ❖ Attracts younger demographic



Agenda

- ❖ Meredith Overview

- ❖ National Media Group Growth Strategies

- ❖ Local Media Group Growth Strategies

- ❖ Total Shareholder Return



Commitment to Total Shareholder Return

1. Earnings Growth

2. Free Cash Flow Yield

3. Strategic Investments to Scale Business



28

Delivering Earnings Growth



REVENUES

Fiscal years
$ in billions; fiscal years



EARNINGS PER SHARE

Excludes special items



History of Growing Dividends and Buying Back Stock

Annual Dividends



14% CAGR

$0.48 $0.64 $0.86 $0.92 $1.53 $1.73

2004 2006 2008 2010 2012 2014

Stock Buy Back



$30 **$165** **$370** **$545** **$575** **$655**

FY03 FY05 FY07 FY09 FY11 FY13

$ in millions
Cumulative



Balanced Use of Cash: FY 2004 to FY 2013

Cash Generation — $2,175
- $225 stock options
- $1,950 Operating cash flows

Cash Utilization — $2,175
- $290 Cap-ex
- $860 Acquisitions
- $405 Dividends
- $620 Share repurchases

53% Reinvested in operations

47% Returned to shareholders



31

Fiscal 2014 Earnings Per Share Outlook

Full Year: **$2.60 to $2.95**

(Established July 25, 2013)

Fourth Quarter: **$0.81 to $0.86**

Excludes operating results and transaction expenses related to the acquisitions of television stations in Phoenix.



32